October 15, 2019

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Kibush Capital Corp.
Amendment No. 2 to
Registration Statement on Form S-1
Filed October 2, 2019
File No. 333-233066

Dear Sir or Madam: Below please find our responses to comments received in the Commission’s letter dated October 8, 2019.

Related Party Transactions, page 36

Comment 1.

We note your response to comment 2; however, your disclosure has not been revised. Please disclose the largest aggregate amount of principal outstanding, the amount of principal paid, the amount of interest paid and the interest payable for the loans from Mr. Sheppard in 2018 and 2019. Additionally, please disclose the information required by Item 404(c) of Regulation S-K for your promoters.

Response 1. We have added the requested information related to principal, interest paid and interest payable to page 36, including that there were no promoters during the previous five years.

Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent, page 1

Comment 2.	Please amend to file a currently dated consent from your independent auditor.

Response 2. The auditor’s consent is now dated October 9, 2019.

Sincerely,

KIBUSH CAPITAL CORP.

/S/ Warren Sheppard
Warren Sheppard, CEO